Exhibit 99.1

G. WILLI-FOOD INTERNATIONAL ANNOUNCES
ADOPTION OF DIVIDEND DISTRIBUTION POLICY

YAVNE, Israel , Aug. 16, 2021 /PRNewswire/ -- G. Willi-Food International Ltd. (NASDAQ: WILC) (TASE: WILF) (the "Company" or "Willi-Food"), a global company that specializes in the development, marketing and international distribution of kosher foods, today announced that the Company's Board of Directors adopted a dividend distribution policy according to which the Company is to distribute to its shareholders a dividend at a cumulative annual rate of at least 40% of the Company's annual net profit according to its most recent audited or reviewed consolidated financial statements.

Dividend distributions will be made at the sole discretion of the Company's Board of Directors taking into account, inter alia, the Company's financial condition from time to time, including the Company's cash resources, projected cash needs and liquidity, the Company's growth and investment plans and the requirements of applicable law.

There is no guarantee if and when the Company will pay dividends or the scope and timing of any such dividends, and the Company's Board of Directors retains the discretion at any time to change the dividend policy, change the dividend rate, decide on the timing and scope of any dividends or decide not to distribute a dividend at all.

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 600 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,600 customers and 3,200 selling points in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The Company's operating divisions include Willi-Food in Israel and Euro European Dairies (Gold-Frost) Ltd., a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products.

FORWARD LOOKING STATEMENT

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims, risks associated with product liability claims and risks associated with the start of credit extension activity. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2020, filed with the Securities and Exchange Commission on March 25, 2021. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

Company Contact:
G. Willi - Food International Ltd.
Yitschak Barabi, Chief Financial Officer
(+972) 8-932-1000
itsik.b@willi-food.co.il